Exhibit 3.2

Certificate of Amendment

of the Bylaws (as amended) of

Train Travel Holdings, Inc.

I, Timothy Hart, in my capacity as Secretary of Train Travel Holdings, Inc., a Nevada corporation (the “ Company ”), certify that on January 11, 2016 the Board of Directors of the Company adopted a resolution approving an amendment to the Bylaws of the Company (the “ Bylaws ”) as provided below, pursuant to Article IX of the Bylaws.

NOW, THEREFORE, the Bylaws are hereby amended as follows:

1.

Defined Terms. Unless otherwise indicated, capitalized terms shall have the meanings ascribed to them in the Bylaws.

2.

Amendments to Bylaws

(a)

The Bylaws shall be amended in their entirety by replacing all references to “Train Travel Holdings, Inc.” with the phrase “TurnKey Capital, Inc.”

3.

Except as expressly amended hereby, the Bylaws remain in full force and effect.

Dated: January 11, 2016

By:	/s/ Timothy Hart
Name:	Timothy Hart, Chief Financial Officer and Secretary